UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         United Financial Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    91030T109
                                 --------------
                                 (CUSIP Number)

                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages


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CUSIP No. 91030T109                    13G                     Page 2 of 5 Pages


================================================================================

1    Names of Reporting Persons

          United Bank
          Employee Stock Ownership Plan Trust

--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) ___________

          (b) _____X_____

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3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

          Massachusetts

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    Number of Shares       5     Sole Voting Power
 Beneficially Owned by
 Each Reporting Person                1,236,629
         With:

--------------------------------------------------------------------------------

                           6     Shared Voting Power

                                      181,589

--------------------------------------------------------------------------------

                           7     Sole Dispositive Power

                                      1,418,218

--------------------------------------------------------------------------------

                           8     Shared Dispositive Power

                                      0

--------------------------------------------------------------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          1,418,218

--------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row 9

          8.1% of 17,501,949 shares of Common Stock outstanding as of December 31, 2008.

--------------------------------------------------------------------------------

12   Type of Reporting Person (see instructions)

          EP

================================================================================

CUSIP No. 91030T109                    13G                     Page 3 of 5 Pages


Item 1.

     (a)  Name of Issuer

          United Financial Bancorp, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          95 Elm Street
          West Springfield, Massachusetts 01089

Item 2.

     (a)  Name of Person Filing

          United Bank
          Employee Stock Ownership Plan Trust
          Trustee: First Bankers Trust Services, Inc.

     (b)  Address of Principal Business Office

          2321 Kochs Lane
          Quincy, Illinois 62301

     (c)  Citizenship or Place of Organization

          Massachusetts

     (d)  Title of Class of Securities

          Common Stock, par value $.01 per share

     (e)  CUSIP Number

          91030T109

Item 3.   If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

               (f) [X] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 1,418,218.
          (b)  Percent of class: 8.1%.
          (c)  Number of shares as to which the person has:


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CUSIP No. 91030T109                    13G                     Page 4 of 5 Pages


               (i)   Sole power to vote or to direct the vote: 1,236,629.
               (ii)  Shared power to vote or to direct the vote: 181,589.
               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     1,418,218.
               (iv)  Shared power to dispose or to direct the disposition of: 0.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

               The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91030T109                    13G                     Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2009          UNITED BANK
                                 EMPLOYEE STOCK
                                 OWNERSHIP PLAN TRUST

                                 By: First Bankers Trust Services, Inc., Trustee

                                 /s/ Linda Shultz

                                 -----------------------------------------------
                                 Name: Linda Shultz
                                 Title: Trust Officer